                                                                Exhibit (a)(11)
                               SUPPLEMENT NO. 1

                             DATED APRIL 27, 1998
                           TO THE OFFERING CIRCULAR
                             DATED APRIL 14, 1998

  This Supplement No. 1 (this "Supplement") amends and supplements the Offering Circular (the "Offering Circular"), dated April 14, 1998, of Trikon Technologies, Inc. ("Trikon" or the "Company"). The Offering Circular is in connection with the Company's (i) offer to exchange each $1,000 principal amount of its 7 1/8% Convertible Subordinated Notes due October 15, 2001 into
(a) 262.7339 shares of its Common Stock, (b) 34.7826 shares of its Series H Preferred Stock and (c) 0.3393 shares of its Series I Preferred Stock (the "Note Exchange Offer"); (ii) solicitation of the conversion of each share of its Series G Preferred Stock into one share of Common Stock in exchange for a conversion payment of 1.1251 shares of Common Stock and 0.0027 shares of Series I Preferred Stock (the "Series G Exchange Offer"); and (iii) offer to exchange each warrant to purchase its Common Stock issued in connection with the issuance of its Series G Preferred Stock into one share of its Common Stock (the "Warrant Exchange Offer," together with the Note Exchange Offer and Series G Exchange Offer, collectively referred to as the "Exchange Offer" and each is sometimes individually referred to as an "Exchange Offer").

  This Supplement should be read in conjunction with the Offering Circular. Holders of Notes, Series G Preferred Stock or Warrants should carefully review all of the information contained in the Offering Circular and this Supplement prior to making a decision with respect to the Exchange Offer. Unless otherwise provided in this Supplement, the terms and conditions of the Exchange Offer remain unchanged. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Offering Circular.

  As noted in the Offering Circular, the obligation of the Company to consummate the Exchange Offer, including becoming obligated to make the Conversion Payment with respect to tendered Series G Preferred Stock, is subject to certain conditions including, among others, there being validly tendered and not withdrawn on or prior to the Expiration Date at least $77,625,000 in principal amount of the Notes and sixty-six and two-thirds percent (66-2/3%) of the Series G Preferred Stock.

  THE EXCHANGE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MAY 11, 1998, UNLESS EXTENDED BY THE COMPANY IN ITS SOLE DISCRETION (SUCH TIME AND DATE, AS EXTENDED FROM TIME TO TIME, THE "EXPIRATION DATE"). NOTES, SERIES G PREFERRED STOCK AND WARRANTS TENDERED IN THE EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE. AFTER THE EXPIRATION DATE, NOTES, SERIES G PREFERRED STOCK AND WARRANTS TENDERED IN THE EXCHANGE OFFER MAY NOT BE WITHDRAWN UNLESS THE EXCHANGE OFFER IS TERMINATED OR EXPIRES WITHOUT CONSUMMATION THEREOF.

  The text of the Offering Circular is hereby amended as follows:

    1. Under the heading "Offering Summary--Consolidated Balance Sheet Data" on page 7 of the Offering Circular, the second sentence of footnote 3 shall be restated as follows (changes reflected in bold):

      The pro forma number of shares of Common Stock includes 51.9 million shares of Common Stock to be issued to the holders of the Notes, 15.2 MILLION shares of Common Stock to be issued to the holders of the Series G Preferred Stock and the Warrants and 11.5 million shares of restricted Common Stock to be issued to the Chairman of the Board and Chief Executive Officer of the Company.

    2. Under the heading "Offering Summary--The Exchange Offer--The Notes, the Common Stock and the Preferred Stock" on page 11 of the Offering Circular, the last two sentences of the section shall be restated as follows (changes reflected in bold):

      Assuming that all of the holders of the outstanding Notes, the Series G Preferred Stock and the Warrants accept the Exchange Offer AND THE ISSUANCE OF SHARES OF RESTRICTED COMMON STOCK AND OF RESTRICTED SERIES I PREFERRED STOCK AT THE CONSUMMATION OF THE EXCHANGE OFFER TO CHRISTOPHER D. DOBSON, Chairman of the Board, Chief Executive Officer and Chief Science Officer of the Company, there would be an additional 34,859,834 shares of Common Stock, 3,000,000 shares of Series H Preferred Stock and 43,739.106 shares of Series I Preferred Stock outstanding upon consummation of the Exchange Offer. See "The Exchange Offer--Consideration Being Offered," "Description of Notes," "Description of Capital Stock" and "CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE NOTES, SERIES G PREFERRED STOCK OR WARRANTS."

    3. Under the heading "Offering Summary--The Exchange Offer--Arrangements with Christopher D. Dobson" on page 12 of the Offering Circular, the second sentence of the section shall be restated as follows (changes reflected in bold):

      The Company and Mr. Dobson agreed that upon consummation of the Exchange Offer, the Company will grant Mr. Dobson 5,015,811 shares of restricted Common Stock AND 6,476.995 SHARES OF RESTRICTED SERIES I PREFERRED STOCK, which restrictions shall lapse on the earlier of 5 years after the closing of the Exchange Offer or the sale of the Company.

    4. Under the heading "Offering Summary--The Terms of the Series H Preferred Stock and the Series I Preferred Stock--Series I Preferred Stock" on page 14 of the Offering Circular, the first and second sentences of the section shall be restated as follows (changes reflected in bold):

      The Series I Preferred Stock, no par value per share, is designed to be the functional equivalent of approximately 43,739,106 shares of Common Stock. There are approximately 43,739.106 shares of Series I Preferred Stock to be issued in the Exchange Offer; accordingly, each share is convertible into 1,000 shares of Common Stock, has 1,000 votes and receives dividends if declared at 1,000 times the rate declared on the Common Stock.

    5. Under the heading "Unaudited Pro Forma Consolidated Financial Data of Trikon--Unaudited Pro Forma Consolidated Statement of Operations No. 2 of Trikon" on page 21 of the Offering Circular, the Unaudited Pro Forma Consolidated Statement of Operations No. 2. of Trikon shall be restated as follows (changes reflected in bold):

    UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS NO. 2 OF TRIKON

                         YEAR ENDED DECEMBER 31, 1997
                        (IN THOUSANDS OF U.S. DOLLARS)

                                                        EXCHANGE      PRO FORMA
                                        CONSOLIDATED(1)  OFFER       CONSOLIDATED
                                        --------------- --------     ------------
   Total revenues.....................     $ 46,806     $   --         $ 46,806
   Costs and expenses
    Cost of goods sold................       33,144         --           33,144
    Research and development..........        9,186         --            9,186
    Selling, general and
     administrative...................       20,993       2,300 (2)      23,293
                                           --------     -------        --------
                                             63,323       2,300          65,623
                                           --------     -------        --------
    Loss from operations..............      (16,517)     (2,300)        (18,817)
    Interest expense, net.............       (8,288)      7,508 (3)        (780)
                                           --------     -------        --------
    Loss before income tax provision..      (24,805)      5,208         (19,597)
    Income tax provision..............          292         --              292
                                           --------     -------        --------
    Net loss..........................     $(25,097)    $ 5,208        $(19,889)
                                           ========     =======        ========
    Net loss per share basic and
     diluted (4)......................     $  (1.70)                   $  (0.27)
                                           ========                    ========
    Number of shares used in per share
     computation......................       14,800      69,405 (4)      84,205
                                           ========     =======        ========

    6. Under the heading "Unaudited Pro Forma Consolidated Financial Data of Trikon--Unaudited Pro Forma Consolidated Statement of Operations No. 2 of Trikon" on page 21 of the Offering Circular, the first sentence of Note 4 of the Notes to the Unaudited Pro Forma Consolidated Statement of Operations No. 2 of Trikon shall be restated as follows (changes reflected in bold):

      Loss per share and weighted average shares outstanding are presented as if the 51.9 million shares of Common Stock to be issued to the holders of the Notes in the Exchange Offer, 11.5 million shares of restricted Common Stock to be issued to the Chairman of the Board and Chief Executive Officer of the Company in the Exchange Offer and
    15.2 MILLION shares of Common Stock to be issued to the holders of the Series G Preferred Stock and the Warrants in the Exchange Offer were issued as of January 1, 1997.

    7. Under the heading "Unaudited Pro Forma Consolidated Financial Data of Trikon--Unaudited Pro Forma Consolidated Balance Sheet of Trikon" on page 22 of the Offering Circular, the Unaudited Pro Forma Consolidated Balance Sheet shall be restated as follows (changes reflected in bold):

            UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET OF TRIKON

                               DECEMBER 31, 1997
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                   EXCHANGE        PRO FORMA
                                   CONSOLIDATED(1)  OFFER       CONSOLIDATED(5)
               ASSETS              --------------- --------     ---------------
   Current assets:
     Cash and cash equivalents....    $   9,260    $   (500)(4)    $   8,760
     Accounts receivable, net.....       18,842         --            18,842
     Inventories, net.............       23,870         --            23,870
     Other current assets.........        1,622         --             1,622
                                      ---------    --------        ---------
       Total current assets.......       53,594        (500)          53,094
   Property, equipment and
    leasehold improvements, net...       22,140         --            22,140
   Demonstration systems, net.....        1,227         --             1,227
   Intangible assets, net:
     Financing costs..............        2,298      (2,298)(2)          --
     Other intangibles............           15         --                15
   Other assets...................          416         --               416
                                      ---------    --------        ---------
       Total assets...............    $  79,690    $ (2,798)       $  76,892
                                      =========    ========        =========
           LIABILITIES AND
        SHAREHOLDERS' EQUITY
            (DEFICIENCY)
   Current liabilities:
     Convertible subordinated
      notes.......................    $  86,250    $(86,250)(2)    $     --
     Accounts payable.............        6,501         --             6,501
     Accrued expenses.............        3,264         --             3,264
     Warranty and related
      expenses....................        1,439         --             1,439
     Accrued salaries and related
      liabilities.................          573         --               573
     Income tax payable...........        1,606         --             1,606
     Interest payable.............        1,542      (1,542)(2)          --
     Restructuring cost...........        3,952         --             3,952
     Sales returns payable........       11,468         --            11,468
     Deferred revenue.............        1,923         --             1,923
     Current portion of long-term
      debt and capital lease
      obligations.................          870         --               870
                                      ---------    --------        ---------
       Total current liabilities..      119,388     (87,792)          31,596
   Long-term debt and capital
    lease obligations, less
    current portion...............          127         --               127
   Other..........................        1,544         --             1,544
   Pension obligations............        3,574         --             3,574
   SHAREHOLDERS' EQUITY
   (DEFICIENCY)
     Preferred stock..............       19,349     (19,349)(2)       30,000
                                                     30,000(2)
     Common stock.................      137,767      71,274(2)       220,534
                                                     11,493(3)
     Cumulative translation
      adjustments.................         (745)        --              (745)
     Deferred compensation........                  (11,493)(3)      (11,493)
     Accumulated deficit..........     (201,314)      3,069(2)      (198,245)
                                      ---------    --------        ---------
       Total shareholders' equity
        (deficiency)..............      (44,943)     84,994           40,051
                                      ---------    --------        ---------
       Total liabilities and
        shareholders' equity
        (deficiency)..............    $  79,690    $ (2,798)       $  76,892
                                      =========    ========        =========

    8. Under the heading "Unaudited Pro Forma Consolidated Financial Data of Trikon--Unaudited Pro Forma Consolidated Balance Sheet of Trikon" on page 22 of the Offering Circular, Note 2 of the Notes to the Unaudited Pro Forma Consolidated Balance Sheet shall be restated as follows (changes reflected in bold):

    (2) To give effect to the issuance of Common Stock and Series H Preferred Stock, payment of estimated transaction fees, conversion of the Notes and Series G Preferred Stock, forgiveness of interest payable and recording of the related gain on the transaction, under SFAS No. 15 "Troubled Debt Restructuring," pursuant to the Exchange Offer, assuming the holders of 100% of the outstanding Notes and Series G Preferred Stock and Warrants accept the Exchange Offer. In accordance with SFAS No. 15, the Series H Preferred Stock is stated at the full liquidation value. No dividends are accrued on the Series H Preferred Stock since the Company has the option to pay such dividends with additional preferred stock, cash or any combination thereof. The Common Stock amount includes approximately
        15.2 MILLION shares of Common Stock to be issued to the holders of the Series G Preferred Stock and the Warrants. The excess of the $19.3 million of Series G Preferred Stock over the fair market value of the Common Stock of $15.2 MILLION, based on $1.00 per share quoted market prices, has been recorded as an addition to Common Stock. The Common Stock amount also includes approximately 51.9 million shares of Common Stock to be issued to the holders of the Notes at an estimated fair market value of $1.00 per share based on recent quoted market prices of the Company's Common Stock, resulting in a gain computed as follows:

                                                                        AMOUNT
                                                                        -------
                                                                        (000'S)
       Carrying amount of the Notes.................................... $86,250
       Accrued interest................................................   1,542
                                                                        -------
                                                                         87,792
       Less:
       Series H Preferred Stock at liquidation value...................  30,000
       Common Stock at current market value............................  51,925
       Write-off capitalized financing cost............................   2,298
       Estimated transaction cost......................................     500
                                                                        -------
                                                                         84,723
                                                                        -------
       Gain............................................................ $ 3,069
                                                                        =======

       The pro forma Common Stock amounts assume the Series I Preferred Stock to be issued in the transaction and subsequently converted into Common Stock, upon shareholder approval of the Company's Charter Amendment, has been converted to Common Stock as of December 31, 1997, since shareholder approval is expected.

    9. Under the heading "Risk Factors--Shares Eligible for Future Sale; Dilution" on page 30 of the Offering Circular, the second sentence of the section shall be restated as follows (changes reflected in bold):

      Pursuant to the Exchange Offer, up to an additional 51,925,423 shares of Common Stock could be SOLD IN the public market (assuming the conversion of Series I Preferred Stock) immediately following the close of the Exchange Offer.

    10. Under the heading "Risk Factors--Possible Volatility of Stock Price; Effect of Exchange Offer on Stock Price" on page 31 of the Offering Circular, the second sentence of the section shall be restated as follows (changes reflected in bold):

      In addition, as a result of the significant number of shares of Common Stock which may be issued pursuant to the Exchange Offer (78,598,939 additional shares ASSUMING 100% participation in the Exchange Offer and the conversion of Series I Preferred Stock AND INCLUDING THE RESTRICTED STOCK (AS DEFINED BELOW) TO BE ISSUED TO CHRISTOPHER D. DOBSON), the market price of the Common Stock is likely to experience an even higher degree of volatility and may decline materially as a result of the number of shares issued in the Exchange Offer.

    11 Under the heading "Exchange Offer--Terms of the Exchange Offer" on page 36 of the Offering Circular, the following sentence should be added to the end of the paragraph which carries over from the previous page:

      Any future purchases or exchanges, if any, by the Company or any affiliate of the Notes, Series G Preferred Stock or Warrants will take place only after the expiration of at least ten business days after the termination of the Exchange Offer.

    12. Under the heading "Exchange Offer--Consideration Being Offered-- Series I Preferred Stock" on page 37 of the Offering Circular, the first and second sentences of the section shall be restated as follows (changes reflected in bold):

      The Series I Preferred Stock, no par value per share, is designed to be the functional equivalent of approximately 43,739,106 shares of Common Stock. There are approximately 43,739.106 shares of Series I Preferred Stock to be issued in the Exchange Offer; accordingly, each share is convertible into 1,000 shares of Common Stock, has 1,000 votes and receives dividends if declared at 1,000 times the rate declared on the Common Stock.

    13. Under the heading "Contracts, Arrangements, Understandings or Relationships with respect to the Notes, Series G Preferred Stock or Warrants" on page 71 of the Offering Circular, the second sentence of the first paragraph of the section shall be restated as follows (changes reflected in bold):

      The Company and Mr. Dobson agreed that upon the consummation of the Exchange Offer, 5,015,811 shares of restricted Common Stock AND 6,476.995 SHARES OF RESTRICTED SERIES I PREFERRED STOCK (COLLECTIVELY, the "Restricted Stock") would be granted to Mr. Dobson.

    14. Under the heading "Contracts, Arrangements, Understandings or Relationships with respect to the Notes, Series G Preferred Stock or Warrants" on page 72 of the Offering Circular, the following paragraph shall be inserted immediately after the third complete paragraph on the page:

      In connection with the Note Exchange Offer, on April 24, 1998, the Company and B III Capital Partners, L.P. ("B III"), holder of approximately $17,500,000 principal amount of the Notes, entered into a management agreement. Pursuant to this agreement, upon consummation of the Exchange Offer, the Company has agreed to grant B III certain consultation and inspection rights as well as the right to nominate one member of the Board of Directors of the Company in connection with the restructuring. B III has agreed to treat any non-public information received from the Company as confidential, subject to certain standard exceptions.

  If you have any questions or should you require additional copies of this Supplement or the Offering Circular or any of the documents that need to be executed in connection with the Exchange Offer, please contact U.S. Trust of California, N.A. at (800) 225-2398.